Exhibit 12


COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES


                                 Three months ended      Nine months ended
                                        June 30                June 30
(Dollars and shares in
thousands)                          1996       1995       1996       1995

Income before taxes             $121,067   $101,076    $336,504  $286,141
Add fixed charges:
     Interest expense              6,844      8,104      21,746    22,544
     Interest factor on rent       2,072      1,918       6,022     5,316
Total fixed charges               $8,916    $10,022     $27,768   $27,860

Earnings before fixed
  charges and taxes on income   $129,983   $111,098    $364,272  $314,001

Ratio of earnings to fixed
  charges                           14.6       11.1        13.1      11.3